06005885

AB 3/22/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26901

RECEIVED MAR 01 2006 PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNL Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 South Orange Avenue
(No. and Street)

Orlando (City) Florida (State) 32801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert A. Bourne 407-650-1000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tedder, James, Worden & Associates, P.A.
(Name - *individual, state last, first, middle name*)

11 South Bumby Avenue, Suite 200 (Address) Orlando (City) Florida (State) 32803 (Zip Code)

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert A. Bourne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNL Securities Corp., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Robert A. Bourne, Chief Executive Officer

Title

Notary Public

Phyllis S Bell
My Commission DD133055
Expires July 22, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 150-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (1) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CNL SECURITIES CORP.

United States
Securities and Exchange Commission
Washington, D.C. 20549

Annual Audited Report
Form X-17A-5 Part III

Year Ended December 31, 2005

BROKER OR DEALER CNL SECURITIES CORP. as of December 31, 2005

AMENDED

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$8,303,480	3480
2.	Deduct ownership equity not allowable for Net Capital			-	3490
3.	Total ownership equity qualified for Net Capital			8,303,480	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computations of net capital			-	3520
	B. Other (deductions) or allowable credits (List)			-	3525
5.	Total capital and allowable subordinated liabilities			8,303,480	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Conditions (Notes B and C)	$2,252,594	3540		
	B. Secured demand note deficiency	-	3590		
	C. Commondity futures contracts and spot commodities- proprietary capital charges	-	3600		
	D. Other deductions and/or charges	-	3610	(2,252,594)	3620
7.	Other additions and/or allowable credits (List)			-	3630
8.	Net capital before haircuts on securities positions			$6,050,886	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$ -	3660		
	B. Subordinated securities borrowings.	-	3670		
	C. Trading and investment securities:				
	1. Exempted securities.	-	3735		
	2. Debt securities	-	3733		
	3. Options	-	3730		
	4. Other securities	(7,916)	3734		
	D. Undue Concentration	-	3650		
	E. Other (List)	-	3736	(7,916)	3740
10.	Net Capital			$6,042,970	3750

BROKER OR DEALER	CNL SECURITIES CORP.	as of December 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6-2/3% Of Line 19)			$	385,481	3756
12 Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requireme of subsidiaries computed in accordance with Note (A).			$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	385,481	3760
14. Excess net capital (line 10 less 13)			$	5,657,489	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	5,464,748	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	5,782,215	3790
17. Add:					
A. Drafts for immediate credit	$ -	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	3810			
C. Other unrecorded amounts (List).	$ -	3820	$	-	3830
19. Total aggregate indebtedness			$	5,782,215	3840
20. Percentage of aggregate indebtedness to net capital (line 19 -:- by line 10).				96%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				0.00%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debts	$	-	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	-	3880
24. Net capital requirement (greater of line 22 or 23)	$	-	3760
25. Excess net capital (line 10 less 24)	$	-	3910
26. Net capital in excess of: 5% of combined aggregate debt items of $ 120,000.	$	-	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondents should provide a list of material non-allowable assets.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

TEDDER JAMAES WORDEN AND ASSOC.

70

ADDRESS	Number and Street	City	State	Zip Code
	800 NORTH MAGNOLIA STE 1700	ORLANDO	FL	32803
	71	72	73	74

Check One

(x) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE. . . . FOR SEC USE ONLY

WORK LOCATIONS	WORK LOCATIONS MM/DD/YY	DOC. SEC. NO.	CARD			
50	51	52	53			

CNL SECURITIES CORP.

(A wholly Owned Subsidiary of
CNL Capital Markets, Inc.)

Financial Statements and Supplemental Information

December 31, 2005

CNL SECURITIES CORP.

(A WHOLLY OWNED SUBSIDIARY OF CNL CAPITAL MARKETS, INC.)

Financial Statements and Supplemental Information

December 31, 2005

Table of Contents

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

Independent Auditor's Report

To the Board of Directors
CNL Securities Corp.

We have audited the accompanying statement of financial condition of CNL Securities Corp. (a wholly owned subsidiary of CNL Capital Markets, Inc.) as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Securities Corp. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tedder, James, Worden & Associates, P.A.

Orlando, Florida
February 3, 2006

CNL SECURITIES CORP.
(A Wholly Owned Subsidiary of CNL Capital Markets, Inc.

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	10,712,258
Accounts receivable - related parties		2,682,105
Due from parent		179,439
Prepaid expenses and other assets		200,892
Property and equipment - net		357,296
Marketable securities		52,770
Total assets	$	14,184,760

Liabilities and Stockholder's Equity

Accounts payable and accrued liabilities	$	5,782,215
Deferred rent expense		99,065
Total liabilities		5,881,280
Stockholder's equity:		
Common stock - authorized 100 shares; par value $1.00 per share; issued and outstanding 100 shares	$	100
Additional paid-in capital		34,942,395
Accumulated deficit		(26,639,015)
Total stockholder's equity		8,303,480
Total liabilities and stockholder's equity	$	14,184,760

See the accompanying notes to financial statements.

CNL SECURITIES CORP.
(A Wholly Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Operations

For the year ended December 31, 2005

Revenues:	
Commissions and fees	$ 44,156,915
Interest and investment income	147,432
Total revenues	44,304,347
Expenses:	
Commissions and fees	41,550,275
Salaries and benefits	12,293,456
General and administrative expenses	11,881,521
Total operating expenses	65,725,252
Loss before provision for income tax benefit	(21,420,905)
Provision for income tax benefit	8,193,497
Net loss	$ (13,227,408)

See the accompanying notes to financial statements.

CNL SECURITIES CORP.
(A Wholly Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2005

	Common stock	Additional paid in capital	Accumulated deficit	Total
Balance, December 31, 2004	$ 100	24,342,395	(13,411,607)	10,930,888
Net loss	-	-	(13,227,408)	(13,227,408)
Contribution of capital	-	10,600,000	-	10,600,000
Balance, December 31, 2005	$ 100	34,942,395	(26,639,015)	8,303,480

See the accompany notes to financial statements.

CNL SECURITIES CORP.
(A Wholly Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Cash Flows

For the year ended December 31, 2005

Cash and cash equivalents at beginning of year	$ 11,157,988
Cash flows from operating activities:	
Cash collections for commissions and fees	45,803,232
Interest and other income	109,797
Commissions and salaries paid	(53,052,330)
Cash paid to affiliates and other operating cash payments	(12,918,283)
Cash received from parent company for income tax benefit	9,141,403
Net cash used in operating activities	(10,916,181)
Cash flows from financing activities:	
Capital contributions from parent	10,600,000
Cash flows from investing activities:	
Purchase of property and equipment	(129,549)
Net decrease in cash and cash equivalents	(445,730)
Cash and cash equivalents at end of year	$ 10,712,258
Reconciliation of net loss to net cash used in operating activities:	
Net loss per Statement of Operations	$ (13,227,408)
Add items not requiring (providing) cash:	
Depreciation	189,013
Amortization of deferred rent	29,626
Investment gains	(37,635)
Cash provided by (used for) changes in:	
Accounts receivable	1,646,317
Due from parent	(179,439)
Prepaid expenses and other assets	412,167
Income taxes receivable from parent	947,906
Accounts payable and accrued liabilities	(696,728)
Net cash used in operating activities	$ (10,916,181)

See the accompanying notes to financial statements.

Notes to Financial Statements

December 31, 2005

Note 1 - Summary of Significant Accounting Policies:

CNL Securities Corp.'s (the "Company") accounting policies are in conformity with accounting principles generally accepted in the United States of America and reflect practices appropriate to broker-dealers in the securities industry in the United States of America.

Organization:
The Company was organized under the laws of the State of Florida on November 13, 1979 as a broker-dealer. Effective August 10, 1980, the Company became a wholly owned subsidiary of CNL Financial Group, Inc. No financial activity occurred until 1981. November 25, 1981 was the effective date the Company became registered as a broker-dealer with the Securities and Exchange Commission. Effective June 30, 1999, CNL Financial Group, Inc. transferred all of the outstanding shares in the company to CNL Investment Company. Effective January 1, 2000, CNL Investment Company became a wholly owned subsidiary of CNL Holdings, Inc. through its subsidiaries, CNL Financial Group, Inc. and CNL Capital Markets, Inc. Effective May 1, 2005, CNL Investment Company was dissolved and the Company became a wholly owned subsidiary of CNL Capital Markets, Inc.

Business Activity:
The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of National Association of Securities Dealers, Inc. ("NASD").

The Company serves as broker-dealer for the sale primarily of "limited partnership units" of various investment partnerships and shares of stock of unlisted real estate investment trusts ("REITs"). Commissions are generated from the sale of these units and shares.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
Commissions from the sale of shares of stock of REITs and limited partnership interests in real estate and other capital ventures are recognized as revenue when earned and are recorded on the date the investor is admitted as a partner or stockholder.

Note 1- Summary of Significant Accounting Policies - Continued:

Accounts Receivable:

The Company provides an allowance for doubtful accounts. At December 31, 2005, in the opinion of management, all amounts were considered collectible and no allowance was deemed necessary.

Property and Equipment:

Assets are stated at cost. Major renewals and betterments are charged to the property and equipment accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are expensed currently. Gain or loss on retirement or disposal of an individual asset is recorded as income or expense.

Depreciation:

Effective January 1, 2005 the Company changed to the straight-line method of depreciation for all property and equipment acquired after December 31, 2004. Assets acquired before the effective date of the change continue to be depreciated principally by accelerated methods. The Company believes the new straight-line depreciation method will more accurately reflect its financial results by better matching costs of new property with the useful lives of these assets. Depreciation is provided over the following estimated lives:

	Years
Office furnishings, fixtures and equipment	5-15
Computer software and hardware	3-5
Leasehold improvements	15

Income Taxes:

The Company follows the consolidation policies of its consolidating parent company, CNL Holdings, Inc., in receiving an income tax benefit for the use of its losses by the parent company. The Company is reporting on the accrual basis of accounting for both financial statement and income tax reporting purposes.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, cash and cash equivalents include money market funds and other liquid financial instruments with an original maturity date of three months or less when purchased.

Note 2 - Related Party Transactions:

Investment Partnerships and REITs:

The Company's activities as a broker-dealer relate primarily to certain investment partnerships and unlisted real estate investment trusts. James M. Seneff, Jr. (stockholder-officer of CNL Holdings, Inc.) and Robert A. Bourne (officer) of the Company are also general partners in these investment partnerships and officers and directors of the REITs.

Transactions with Affiliated Companies:

The Company earned commissions from related entities (see preceding paragraph) for the year ended December 31, 2005, of $39,735,192. At December 31, 2005, the Company had commissions and fees due from related investment partnerships and REITs totaling $2,682,105. At December 31, 2005, the Company had $179,439 due from CNL Financial Group, Inc. (CFG) for advances made to CFG in excess of amounts paid by CFG on behalf of the Company.

The Company provides marketing and investor services to the related partnerships, unlisted REITs and related companies for which it receives fees. For the year ended December 31, 2005, such fees amounted to $4,421,723. During the year ended December 31, 2005, the Company incurred general and administrative expenses totaling $2,157,179 related to services provided by another subsidiary of CNL Holdings.

Contribution of Capital:

In recent years, the Company has sustained losses and has become dependent upon the willingness and ability of the Company's parent to make capital contributions to fund the negative cash flows and/or meet the Company's net capital requirements. CNL Capital Markets, Inc. and CNL Investment Company contributed capital totaling $10,600,000 during the year ended December 31, 2005 (see Note 6).

Note 3 – Marketable Securities:

Marketable securities consist of common stock with a market value of $52,770 and a cost basis of $18,900. During 2005, unrealized gains included in the Statement of Operations as interest and investment income amounted to $37,635.

Notes to Financial Statements

Note 4 - Property and Equipment:

Property and equipment is summarized as follows:

Office furnishings, fixtures and equipment	$ 627,789
Computer equipment and software	486,163
Leasehold improvements	38,089
	1,152,041
Less: Accumulated depreciation	(794,745)
	$ 357,296

Depreciation expense amounted to $189,013 for the year ended December 31, 2005.

Note 5 - Income Taxes Receivable:

Income taxes receivable are summarized as follows:

Balance, beginning of year	$ 947,906
Income tax benefit per Statement of Operations	8,193,497
Less: Payments from parent company	(9,141,403)
	$ -

Income tax benefit is summarized as follows:

Federal income tax benefit	$ 7,122,451
State income tax benefit	1,071,046
	$ 8,193,497

Note 6 - Capital Requirements:

The Company is subject to the rule 15c3-1(a)(2) under the Securities Exchange Act of 1934. The rule provides that a broker or dealer in securities is required to maintain a minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness to net capital. The net capital of the Company, as of December 31, 2005 was $6,042,970 and 6 2/3% of aggregate indebtedness was $385,481 (See also Schedule I).

Note 6 - Capital Requirements - Continued:

The Company did not have any liabilities subordinated to claims of general creditors during the period covered by this report, and is exempt from revenue requirements under rule 15c3-3k(2) under the Securities Exchange Act of 1934.

There were no material differences between the computation of net capital under rule 15c3-1 included in the unaudited FOCUS report and the audited computation of net capital. No reconciliation is required.

Note 7 - Profit Sharing Plan:

Employees of the Company are included in CNL Holdings, Inc.'s defined contribution profit sharing plan ("the "Plan"). The Plan is designed in accordance with the applicable sections of the Internal Revenue Code, and is not subject to minimum funding requirements. The Plan covers all eligible employees of the Company upon completion of six months of service. Employees may elect to contribute up to a maximum of 98% of their salary under Internal Revenue Service regulations. The Company matches 50% of the first 6% of each employee contribution to a maximum of 3% of salary. For the year ended December 31, 2005, the Company's contribution, including administrative costs, amounted to $228,939, and is included in Salaries and benefits in the accompanying Statement of Operations.

Note 8 – Obligations under Operating Leases:

Lease with Affiliated Companies:

The Company has been allocated a portion of a lease relating to office space leased from a related party. The lease provides for minimum monthly payments through October 2014, currently at $28,694 per month. Deferred rent expense represents the difference between rent paid and the total cost of the lease recognized on a straight-line basis over the remaining life of the lease. Rent expense, including amortization of deferred rent, relating to the Company's allocation of this lease agreement totaled $376,571 for the year ended December 31, 2005.

Lease of Office Space:

The Company has allocated a portion of a lease relating to other office space. The lease provides for current minimum monthly payments of $13,826 through March 2009. Rent expense, relating to the Company's allocation of this lease agreement totaled $189,615 for the year ended December 31, 2005.

Notes to Financial Statements

Note 8 – Obligations under Operating Leases:

Lease of Office Space, Continued:

The Company's allocation of future minimum cash payments as of December 31, 2005 is as follows:

Year ending December 31,	
2006	$ 514,654
2007	530,898
2008	547,881
2009	422,325
2010	387,581
Thereafter	1,595,755
	$ 3,999,094

Note 9 - Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable.

The Company maintains cash balances at financial institutions and invests in unsecured money market funds. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. At various times throughout the year and at December 31, 2005, balances in these accounts exceeded the insured limits.

Concentrations of credit risk with respect to accounts receivable relates to the Company's business activity being the sale of securities of entities primarily within the real estate industry. The Company limits its credit risk by the dispersion of activity across many geographic areas throughout the United States across different property types, and with various operating joint ventures.

Note 10 - Contingencies:

From time to time, the Company is a party to various legal actions arising in the ordinary course of its business. While the results of these matters cannot be predicted with certainty, management believes that the final outcome of such legal actions will not have a material adverse effect on the Company's financial position.

Note 10 – Contingencies, Continued:

During the year ended December 31, 2005, the Company completed a review of its underwriting compensation paid in connection with REITs for which the Company serves or has served as the broker-dealer. As a result of that review, the Company determined that there were instances where the REITs had paid the Company amounts in excess of the 10% underwriting compensation limit per NASD rules. The Company reimbursed the REITs for these amounts with interest.

The Company has self-disclosed these instances to the NASD and is conducting a dialogue with them regarding how it calculates underwriting compensation under the guidelines. The Company believes that the reimbursements and accruals reflected in the accompanying financial statements reasonably approximate its financial liabilities in this matter.

SUPPLEMENTAL INFORMATION

CNL SECURITIES CORP.
(A Wholly Owned Subsidiary of CNL Capital Markets, Inc.)

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

For the year ended December 31, 2005

Net Capital

Computation of net capital:	
Total ownership equity	$ 8,303,480
Nonallowable assets:	
Other receivables	1,544,766
Receivable due from parent	179,439
Prepaid expenses	171,093
Property and equipment - net	357,296
Securities haircuts	7,916
Total	2,260,510
Net capital	$ 6,042,970

Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 385,481
Minimum dollar amount	5,000
Net capital requirement	385,481
Excess net capital	5,657,489
Excess net capital at 1000%	5,464,748
Percent: Aggregate indebtedness to net capital	96%
Debt to debt-equity	N/A

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

Independent Auditor's Report on Internal Control

To the Board of Directors
CNL Securities Corp.:

In planning and performing our audit of the financial statements of CNL Securities Corp. (a wholly owned subsidiary of CNL Capital Markets, Inc.) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tedder, James, Worden & Associates, P.A.

Orlando, Florida
February 3, 2006